UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023.

Commission File Number 001-40626

VTEX
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

125 Kingsway, WC2B 6NH
 London, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX and TOTVS Announce Mutual Termination of Joint Operation

NEW YORK- August 30, 2023 - VTEX (NYSE: VTEX), the global enterprise digital commerce platform, announces the termination of its Joint Operation (“JO”), VT Comércio Digital S.A. (“VT”), with TOTVS S.A. (B3: TOTS3). The JO was announced in July 2019, together with the acquisition of Ciashop S.A., a TOTVS subsidiary at the time, by VTEX, and was crucial to accelerate the digital commerce transformation of TOTVS’s customers, especially during the Covid-19 pandemic, and to create a distribution channel for the VTEX Platform to TOTVS enterprise customers. Having fulfilled its objectives, the JO was terminated and VTEX and TOTVS will maintain their long-term partnership with current JO customers.

As originally stated in the JO agreement, with the dissolution of VT, the terms that regulate the balanced commercial and financial relationship with the JO customers, VTEX and TOTVS will be applied. The JO customers’ contracts will be assigned to VTEX, without any downtime or interruption of the services provided, and TOTVS will regularly maintain the relationship with its customers. VTEX reiterates its strategy to build the global backbone of connected commerce for enterprise brands and retailers.

The termination of the JO with TOTVS is not expected to have any material impact on VTEX's operational or financial results.

About VTEX

VTEX (NYSE: VTEX) is the enterprise digital commerce platform where forward-thinking CEOs and CIOs smarten up their investments. Our composable and complete platform helps brands and retailers modernize their stack and reduce maintenance costs by rapidly migrating from legacy systems, connecting their entire value chain, and making inventory and fulfillment their strength.

As a leader in digital commerce, VTEX is trusted by more than 2,600 B2C and B2B customers, including Carrefour, Colgate, Motorola, Sony, Stanley Black & Decker, and Whirlpool, having over 3,400 active online stores across 38 countries (as of FY ended on December 31, 2022). For more information, visit www.vtex.com.

About TOTVS

The absolute leader in the Brazilian SMB market, TOTVS creates innovative solutions to transform the daily lives of companies and help them overcome their business challenges. TOTVS is the largest management software developer in Brazil, with over 70,000 clients/customers in 12 sectors of the economy. As an original Brazilian company, TOTVS believes in a “Brazil that gets things done” and supports the growth and sustainability of thousands of businesses and entrepreneurs, across the entire country, through technology.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 30, 2023

VTEX

By:	/s/ Ricardo Camatta Sodre
Name:	Ricardo Camatta Sodre
Title:	Chief Financial Officer